F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

June 26, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention: Filing Desk

Dear Sirs/Mesdames:

Re:  Genemen Inc. - Form SB-2 Registration Statement

On behalf of Genemen Inc., we enclose for filing a complete copy of the Registration Statement on Form SB-2, including Exhibits.

The filing fee of US$2.65 should be taken out of Fraser and Company's account (CIK Number 0001137070).

If you have any questions, please call the writer at (604) 669-5244.

  Yours truly,
  FRASER and COMPANY LLP
  Per:
              /s/ David K. Fraser
     David K. Fraser

  /dlm
  Attach.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com